FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of  March 2005


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)




                                  SCHEDULE 11
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.
---- -----------------------                ---- ------------------------
 1.  Name of company                         2.  Name of director

     COLT Telecom Group plc                      Jean-Yves Charlier
---- -----------------------                ---- ------------------------

 3.  Please state whether notification       4.  Name of the registered
---- indicates that it is in respect of     ---- holder(s) and, if more than one
     holding of the shareholder named in 2       holder, the number of shares
     above or in respect of a                    held by each of them (if
     non-beneficial interest or in the case      notified)
     of an individual holder if it is a          ------------------------
     holding of that person's spouse or
     children under the age of 18 or in
     respect of an non-beneficial
     interest
     -----------------------

 5.  Please state whether notification       6.  Please state the nature of the
---- relates to a person(s) connected with  ---- transaction. For PEP
     the director named in 2 above and           transactions please indicate
     identify the connected person(s)            whether general/single co PEP
     -----------------------                     and if discretionary/non
                                                 discretionary /non
                                                 discretionary
                                                 ------------------------

 7.  Number of shares  8.  Percentage of     9.  Number of      10.  Percentage of
---- /amount of stock ---- issued class          shares/amount  ---- issued class (any
     acquired              (any treasury         of stock            treasury shares
     ------------          shares held by        disposed            held by company
                           company should                            should not be
                           not be taken                              taken into
                           into account                              account when
                           when calculating                          calculating
                           percentage)                               percentage)
                           ------------                              -------------
                                             ---- -----------



11.  Class of         12.  Price per         13.  Date of       14. Date company
---- security         ---- share             ---- transaction       informed
     ------------          ------------

15.  Total holding following this            16.  Total percentage holding of
     notification                                 issued class following this
                                                  notification (any treasury
                                                  shares held by company should
                                                  not be taken into account when
                                                  calculating percentage)
-------------------------------------------------

If a director has been granted options by the company please complete the following boxes.
---- -----------------------                ---- ------------------------
17.  Date of grant                          18.  Period during which or date on
                                                 which exercisable

     24th March 2005                             24th March 2008 to 24th March
                                                 2015
---- -----------------------                ---- ------------------------

19.  Total amount paid (if any) for grant   20.  Description of shares or
     of the option                               debentures involved: class,
                                                 number

                                                 6,000,000 ordinary shares
----                ----------------------- ---- ------------------------

21.  Exercise price (if fixed at time of    22.  Total number of shares or
     grant) or indication that price is to       debentures over which options
     be fixed at time of exercise                held following this
                                                 notification

     GBP 0.495                                   6,800,000
---- -----------------------                ---- ------------------------

23.  Any additional information             24.  Name of contact and telephone
                                                 number for queries

                                                 John Doherty 020 7390 3681
                                                 Gill Maclean 020 7863 5314
----                ----------------------- ---- ------------------------

25. Name and signature of authorised company official responsible for making this notification

     Adrian Goodenough

Date of notification - 24th March 2005
-------------------------------------------------


                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 24 March 2005                                  COLT Telecom Group plc



                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary